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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 5)

                   Under the Securities Exchange Act of 1934*


                             Carrizo Oil & Gas, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   144577 10 3
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                                 (CUSIP Number)


                                 Frank A. Wojtek
                             Carrizo Oil & Gas, Inc.
                        14701 St. Mary's Lane, Suite 800
                              Houston, Texas 77079
                                 (281) 496-1352
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 11, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.            144577 10 3
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1   NAME  OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FRANK A. WOJTEK
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a) [ ]
    (b) [X]
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3   SEC USE ONLY



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4   SOURCE OF FUNDS*


    00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)

    [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF         804,699 shares (70,000 shares of which are issuable upon
                    the exercise of certain options)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0 Shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         804,699 shares (70,000 shares of which are issuable upon
                    the exercise of certain options)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 Shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     804,699 shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X}
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


     4.36%
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14   TYPE OF REPORTING PERSON*


     IN
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INTRODUCTORY NOTE.

         This Amendment No. 5 to Schedule 13D is being filed on behalf Frank A. Wojtek ("Mr. Wojtek") to supplement certain information set forth in the
Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Wojtek on January 20, 1998, and amended by Amendment No. 1 filed on January 6, 2000, Amendment No. 2 filed on April 23, 2001, Amendment No. 3 filed on April 4, 2002, and Amendment No. 4 filed on July 25, 2002 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 4. PURPOSE OF TRANSACTION

         On May 30, 2003, Mr. Wojtek adopted a new written plan pursuant to rule 10b5-1 (the "10b5-1 Plan") under the Securities Exchange Act of 1934 pursuant to which Mr. Wojtek has sold shares of Common Stock and may continue to do so until June 12, 2004, subject to the terms and conditions in the plan, including whether the market price of the Common Stock meets or exceeds specified targets.

         Pursuant to the 10b5-1 plan, on December 8, 2003, Mr. Wojtek sold on the Nasdaq National Market 3,500 shares of Common Stock for an aggregate sales price of $26,140 ($7.39 per share net of commissions).

         Pursuant to the 10b5-1 plan, on December 15, 2003, Mr. Wojtek sold on the Nasdaq National Market 3,500 shares of Common Stock for an aggregate sales price of $25,060 ($7.08 per share net of commissions).

         Pursuant to the 10b5-1 plan, on December 22, 2003, Mr. Wojtek sold on the Nasdaq National Market 3,500 shares of Common Stock for an aggregate sales price of $26,705 ($7.55 per share net of commissions).

         Pursuant to the 10b5-1 plan, on December 29, 2003, Mr. Wojtek sold on the Nasdaq National Market 3,500 shares of Common Stock for an aggregate sales price of $25,275 ($7.14 per share net of commissions).

         Pursuant to the 10b5-1 plan, on January 5, 2004, Mr. Wojtek sold on the Nasdaq National Market 3,500 shares of Common Stock for an aggregate sales price of $26,721 ($7.55 per share net of commissions).

         Pursuant to the 10b5-1 plan, on January 12, 2004, Mr. Wojtek sold on the Nasdaq National Market 3,500 shares of Common Stock for an aggregate sales price of $26,070 ($7.37 per share net of commissions).

         Pursuant to the 10b5-1 plan, on January 20, 2004, Mr. Wojtek sold on the Nasdaq National Market 3,500 shares of Common Stock for an aggregate sales price of $25,380 ($7.17 per share net of commissions).

         On February 11, 2004, Mr. Wojtek sold 98,378 shares of Common Stock pursuant to the Underwriting Agreement dated February 5, 2004 (the "Underwriting Agreement") by and among the Company, CIBC World Markets Corp., First Albany Capital, Inc., Hibernia Southcoast Capital, Inc., and Johnson Rice & Company L.L.C., as representative of the several underwriters named in Schedule I to the Underwriting Agreement (the "Underwriters"), and the selling shareholders listed on Schedule II to the Underwriting Agreement, including Mr. Wojtek, (the "Selling Shareholders"). Mr. Wojtek sold an additional 21,444 shares of Common Stock to the Underwriters pursuant to an over-allotment option in the Underwriting Agreement on March 5, 2004. The price paid by the Underwriters for shares sold pursuant to the Underwriting Agreement was $6.58 per share, net of an underwriting discount of $.42 per share.


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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Mr. Wojtek beneficially owns an aggregate of 804,699 shares of Common Stock (approximately 4.36% of the 18,471,053 shares deemed to be outstanding as of March 5, 2004 (consisting of 18,401,053 shares of Common Stock currently outstanding and 70,000 shares of Common Stock that can be acquired through the exercise of options within 60 days of March 1, 2004)). Such ownership does not include any beneficial ownership that may be attributed to Mr. Wojtek as a result of his being a party to certain shareholders agreements described in the Original Statement. As a result of the transactions described under Item 4, Mr. Wojtek ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on February 11, 2004, except to the extent the beneficial ownership of other shareholders of the Common Stock is attributed to him pursuant to those shareholder agreements.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Underwriting Agreement includes customary terms and conditions regarding the sale of securities in a firm commitment underwritten offering, including an over-allotment option pursuant to which the Underwriters could purchase up to an additional 23,356 shares of Common Stock from Mr. Wojtek on or before March 5, 2004. The over-allotment option was exercised, and Mr. Wojtek sold 21,444 additional shares on March 5, 2004. In addition, pursuant to the terms of the Underwriting Agreement, Mr. Wojtek and the other Selling Shareholders agreed not to make any offer, sale, assignment, transfer, encumbrance, contract to sell, grant of an option to purchase or other disposition, directly or indirectly, of any Common Stock of the Issuer beneficially owned on the date of the Underwriting Agreement or thereafter acquired for a period of 90 days subsequent to the date of the Underwriting Agreement, subject to certain exceptions, without the prior written consent of CIBC World Markets Corp. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein. See also Item 4. The shares sold by Mr. Wojtek in this offering were registered pursuant to an amended and restated registration rights agreement dated December 15, 1999 (included as Exhibit 16 to the Original Filing).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 33      Rule 10b5-1 Plan of Frank A. Wojtek, dated May 30, 2003.

        Exhibit 34 Lock-up Agreement, dated February 4, 2004, by and between Frank A. Wojtek and CIBC World Markets, as representative of the several underwriters listed in the Underwriting Agreement dated February 5, 2004.

        Exhibit 35 Underwriting Agreement, dated February 5, 2004, by and among Carrizo Oil & Gas, Inc., and CIBC World Markets Corp., First Albany Capital, Inc., Hibernia Southcoast Capital, Inc., and Johnson Rice & Company, L.L.C., as representatives of the several underwriters named in Schedule I to the Underwriting Agreement, and the selling shareholders listed on Schedule II to the Underwriting Agreement (incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2003).

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 23, 2004.


                                                 /s/ Frank A. Wojtek
                                                 ------------------------------
                                                 Frank A. Wojtek